UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

_______________________

SMITHFIELD FOODS, INC.

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

832248 10 8

(CUSIP Number)

Michael Mayberry

Associate General Counsel

ContiGroup Companies, Inc.

277 Park Avenue

New York, NY 10172

(212) 207-5930

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

_______________________

May 7, 2007

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d1(e), 240.13d1(f) or 240.13d1(g), check the following box [ ]. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

832248 10 8		Page 2 of 9
SCHEDULE 13D

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ContiGroup Companies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ X ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,426,585
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,426,585
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,426,585
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14		TYPE OF REPORTING PERSON CO

832248 10 8	Page 3 of 9

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paul J. Fribourg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ X ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,356
	8	SHARED VOTING POWER 8,426,585
	9	SOLE DISPOSITIVE POWER 1,356
	10	SHARED DISPOSITIVE POWER 8,426,585
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,427,941
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14		TYPE OF REPORTING PERSON IN

832248 10 8	Page 4 of 9

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of Common Stock, par value $0.50 per share (the “Common Stock”), of Smithfield Foods, Inc., a Virginia corporation (the “Issuer”). The principal executive offices of the Issuer are located at 200 Commerce Street, Smithfield, VA 23430.

Item 2.	Identity and Background.

This Schedule 13D is being jointly filed by the following entities (collectively, the “Reporting Persons”):

(i)	ContiGroup Companies, Inc., a Delaware corporation (“ContiGroup”); and
(ii)	Paul J. Fribourg, a natural person and citizen of the United States.

The principal business of ContiGroup is agribusiness and to make investments. Mr. Fribourg is the Chairman, Chief Executive Officer and President of ContiGroup. The principal business address of the Reporting Persons and the executive officers and directors of ContiGroup as set forth below is 277 Park Avenue, New York, NY 10172. Each of the persons listed below are citizens of the United States.

Executive Officers and Directors of ContiGroup

Paul J. Fribourg	Chairman, Chief Executive Officer and President
Teresa E. McCaslin	Executive Vice President
David A. Tanner	Executive Vice President
Michael J. Zimmerman	Executive Vice President and Chief Financial Officer
Charles A. Fribourg	Director and Directeur General, Finagrain S.A., a subsidiary of ContiGroup
Gerald Rosenfeld	Director
Stephen R. Volk	Director
Morton I. Sosland	Director
Henry Kissinger	Director
James Wolfensohn	Director

During the past five years, the Reporting Persons have not, and, to the best of their knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

832248 10 8	Page 5 of 9

Item 3.	Source and Amount of Funds or Other Consideration.

Effective May 7, 2007, KC2 Merger Sub, Inc. (“Merger Sub”), a newly formed and wholly owned subsidiary of the Issuer, merged (the “merger”) with and into Premium Standard Farms, Inc. (“PSF”), the surviving corporation in the merger, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 17, 2006, among the Issuer, Merger Sub and PSF. PSF is now a wholly owned subsidiary of the Issuer. Pursuant to the Merger Agreement, at the effective time of the merger, each share of PSF common stock, subject to certain exceptions, was converted into the right to receive 0.6780 of a share of Common Stock and $1.25 in cash.

Immediately prior to the merger, ContiGroup directly owned 12,428,592 shares of PSF common stock. As a result of the merger, ContiGroup received 8,426,585 shares of Common Stock in exchange for its shares of PSF common stock.

Immediately prior to the merger, Mr. Fribourg directly owned 2,000 shares of PSF common stock. As a result of the merger, Mr. Fribourg received 1,356 shares of Common Stock in exchange for his shares of PSF common stock.

Immediately prior to the merger, Mr. Zimmerman directly owned 2,000 shares of Common Stock, which were previously purchased in the open market, and 3,000 shares of PSF common stock. As a result of the merger, Mr. Zimmerman received 2,034 shares of Common Stock in exchange for his shares of PSF common stock, bringing his total ownership to 4,034 shares of Common Stock.

Item 4.	Purpose of Transaction.

The information provided in Items 3 of this Schedule 13D is hereby incorporated by reference. All the shares of Common Stock held by the Reporting Persons were acquired primarily for investment purposes. Each of the Reporting Persons intends to monitor its investment in the Issuer on an ongoing basis and to take such measures as it deems appropriate from time to time in furtherance of such interests. Each of the Reporting Persons may from time to time acquire additional shares of Common Stock, dispose of some or all of the shares of Common Stock then beneficially owned by it, discuss the Issuer’s business, operations, or other affairs with the Issuer’s management, board of directors, shareholders or others, explore an extraordinary corporate transaction, such as a sale, reorganization or liquidation involving the Issuer or take such other similar actions as such Reporting Person may deem appropriate. Notwithstanding the foregoing, and except as described below, the Reporting Persons do not have any plans or proposals which relate to, or would result in, any one or more of the matters described in Items 4(a)-(j) of Schedule 13D. Each Reporting Person does, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

In connection with completion of the merger and as required by the Merger Agreement, the Issuer expanded its board of directors to consist of ten directors and appointed Mr. Fribourg a director of the Issuer, effective May 7, 2007. In addition, in connection with completion of the merger and as required by the Merger Agreement, the Issuer appointed Mr. Zimmerman as an advisory director, effective May 7, 2007. As a

832248 10 8	Page 6 of 9

director and an advisory director, Messrs. Fribourg and Zimmerman, respectively, may each have influence over the corporate activity of the Issuer, including activity which may relate to transactions described in subparagraphs (a) through (j) of this Item 4 of Schedule 13D.

Item 5.	Interest in Securities of Issuer.

All calculations of percentage ownership in this Schedule 13D are based on a total of 133,775,997 shares of Common Stock, which represents the sum of (a) 112,094,366 shares of Common Stock outstanding as of February 28, 2007, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on March 9, 2007; plus (b) 21,681,631 shares of Common Stock that would have been issued for the purposes of the share exchange pursuant to the merger, as disclosed in the Issuer’s Registration Statement on Form S-4/A filed on January 22, 2007.

ContiGroup beneficially owns 8,426,585 shares of Common Stock (approximately 6.3% of the total number of shares of Common Stock outstanding). ContiGroup has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, all such 8,426,585 shares of Common Stock.

Mr. Fribourg beneficially owns 1,356 shares of Common Stock (less than 0.1% of the total number of shares of Common Stock outstanding). Mr. Fribourg has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 1,356 shares of Common Stock. Mr. Fribourg may be deemed to share voting and investment power with respect to the shares of Common Stock owned directly by ContiGroup by virtue of being the Chairman, Chief Executive Officer and President of ContiGroup. In addition, Mr. Fribourg is one of the co-trustees and in one case, a beneficiary, of various trusts established for the benefit of certain members of Mr. Fribourg’s family that collectively control a majority interest in ContiGroup. As a result, Mr. Fribourg may be deemed to beneficially own the shares directly owned by ContiGroup. Mr. Fribourg disclaims beneficial ownership with respect to the shares of Common Stock held directly by ContiGroup except to the extent of his pecuniary interest.

Mr. Zimmerman beneficially owns 4,034 shares of Common Stock (less than 0.1% of the total number of shares of Common Stock outstanding). Mr. Zimmerman has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 4,034 shares of Common Stock.

Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, none of the Reporting Persons has effected any transactions in shares of Common Stock during the past 60 days.

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by of the Reporting Persons.

832248 10 8	Page 7 of 9

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the merger, the Issuer and ContiGroup entered into a Registration Rights Agreement (the “Registration Rights Agreement”), dated May 7, 2007. Pursuant to the Registration Rights Agreement, the Issuer agreed to grant to ContiGroup piggy-back registration rights in respect of the Common Stock it receives in the merger.

References to and descriptions of the Registration Rights Agreement and the transactions contemplated thereby as set forth in this Item 6 may not be complete and are qualified in their entirety by reference to the Registration Rights Agreement, which is attached as Exhibit 2 and is incorporated in its entirety in this Item 6.

Item 7.	Material to be Filed as Exhibits.
Exhibit 1	Agreement Regarding the Joint Filing of Schedule 13D, dated as of May 17, 2007, by and among the Reporting Persons.
Exhibit 2

Registration Rights Agreement, dated May 7, 2007, among Smithfield Foods, Inc. and ContiGroup Companies, Inc (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed on May 7, 2007).

832248 10 8	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2007

ContiGroup Companies, Inc.
/s/ Paul J. Fribourg
By: /s/ Paul J. Fribourg Its: Chief Executive Officer and President

/s/ Paul J. Fribourg
By: Paul J. Fribourg

832248 10 8	Page 9 of 9

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)          Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: May 17, 2007

ContiGroup Companies, Inc.
/s/ Paul J. Fribourg
By: /s/ Paul J. Fribourg Its: Chief Executive Officer and President

/s/ Paul J. Fribourg
By: Paul J. Fribourg